Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC

$190,000,000
First Mortgage Bonds,
3.78% Series due April 1, 2025

Final Terms and Conditions

June 24, 2014

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	June 24, 2014

Settlement Date (T+5):	July 1, 2014

Principal Amount:	$190,000,000

Coupon:	3.78%

Coupon Payment Dates:	April 1 and October 1 of each year

First Payment Date:	October 1, 2014

Final Maturity Date:	April 1, 2025

Optional Redemption Terms:	Make-whole call at any time prior to January 1, 2025 at a discount rate of Treasury plus 20 bps and, thereafter, at par

UST Benchmark:	2.50% due May 15, 2024

Spread to UST Benchmark:	+120 bps

Treasury Price:	99-07

Treasury Yield:	2.590%

Re-offer Yield:	3.790%

Issue Price to Public:	99.917%

Net Proceeds Before Expenses:	$188,607,300

Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
CitigroupGlobal Markets Inc.
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.

CUSIP / ISIN:	29364W AU2 / US29364WAU27

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll free at 1-800-854-5674 or (iii) Citigroup Global Markets Inc. toll free at 1-800-831-9146.